SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2004 WASH. D.C. 188

SECUR 04003328 MISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 43357

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
PB Funding Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

27 Waterview Drive
(No. and Street)

Shelton (City) Connecticut (State) 06484 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard Martorana (203) 922-4532
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Atlantic Street (Address) Stamford, (City) Connecticut (State) 06901 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 23 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael S. Ryan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PB Funding Corporation, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

JOAN BERNARDO
NOTARY PUBLIC
MY COMMISSION EXPIRES APRIL 30, 2004

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PB FUNDING CORPORATION

(a wholly owned subsidiary of Pitney Bowes Credit Corporation)

FINANCIAL STATEMENTS,
SUPPLEMENTARY INFORMATION
AND REPORT ON
INTERNAL ACCOUNTING CONTROL

DECEMBER 31, 2003 AND 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
300 Atlantic Street
P.O.Box 9316
Stamford CT 06904-9316
Telephone (203) 539 3000
Facsimile (203) 539 3001

Report of Independent Auditors

To the Stockholder and Board of Directors of
PB Funding Corporation

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of PB Funding Corporation (the "Company") (a wholly owned subsidiary of Pitney Bowes Credit Corporation) at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As disclosed in the notes to the financial statements, the Company has extensive transactions with its parent company. Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions between wholly unrelated parties.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented by management for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 25, 2004

PB FUNDING CORPORATION

(a wholly owned subsidiary of Pitney Bowes Credit Corporation)

	December 31, 2003	December 31, 2002
Assets		
Cash and cash equivalents	$ 445,182	$ 2,917,220
Receivable from Pitney Bowes Credit Corp.	-	644,902
Total assets	$ 445,182	$ 3,562,122
Liabilities		
Income taxes payable to Pitney Bowes Credit Corp.	$ 229,436	$ 1,163,282
Total liabilities	229,436	1,163,282
Stockholder's Equity		
Common stock (no par value; one share authorized, issued and outstanding)	6,000	6,000
Additional paid-in capital	4,000	4,000
Retained earnings	205,746	2,388,840
Total stockholder's equity	215,746	2,398,840
Total liabilities and stockholder's equity	$ 445,182	$ 3,562,122

The accompanying notes are an integral part of these statements.

PB FUNDING CORPORATION

(a wholly owned subsidiary of Pitney Bowes Credit Corporation)

	Year ended December 31, 2003	2002
Revenues		
Fee income	$ 569,920	$ 3,798,641
Interest income	8,066	18,797
Total revenues	577,986	3,817,438
Expenses		
Management fees	872,943	1,921,084
Total expenses	872,943	1,921,084
Income before income taxes	(294,957)	1,896,354
Income tax provision/(benefit)	(111,863)	719,192
Net income/(loss)	$ (183,094)	$ 1,177,162

The accompanying notes are an integral part of these statements.

PB FUNDING CORPORATION

(a wholly owned subsidiary of Pitney Bowes Credit Corporation)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

	Common Stock Share	Common Stock Amount	Additional Paid-in Capital	Retained Earnings
Balance at December 31, 2001	1	$ 6,000	$ 4,000	$ 1,211,678
Net Income	–	–	–	1,177,162
Balance at December 31, 2002	1	6,000	4,000	2,388,840
Dividends				(2,000,000)
Net Loss	–	–	–	(183,094)
Balance at December 31, 2003	1	$ 6,000	$ 4,000	$ 205,746

The accompanying notes are an integral part of these statements.

PB FUNDING CORPORATION

(a wholly owned subsidiary of Pitney Bowes Credit Corporation)

	Year ended December 31, 2003	2002
Cash flows from operating activities:		
Net Income/(Loss)	$ (183,094)	$ 1,177,162
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease/(Increase) in receivable from Pitney Bowes Credit Corp.	644,902	(644,902)
(Decrease)/Increase in payable to Pitney Bowes Credit Corp.	(933,846)	719,192
Net cash (used)/provided by operating activities	(472,038)	1,251,452
Cash flows from investing activities	-	-
Cash flows from financing activities:		
Dividends paid	(2,000,000)	-
Net cash (used)/provided by financing activities	(2,000,000)	-
Net decrease in cash and cash equivalents	(2,472,038)	1,251,452
Cash and cash equivalents at beginning of year	2,917,220	1,665,768
Cash and cash equivalents at end of year	$ 445,182	$ 2,917,220

Supplemental disclosures of cash flow information:

There were no cash payments for interest in 2003 and 2002. Income taxes paid totaled $821,983 in 2003 and $0 in 2002.

The accompanying notes are an integral part of these statements.

Note 1. – Business and Organization

PB Funding Corporation ("PB Funding" or the "Company"), a wholly owned subsidiary of Pitney Bowes Credit Corporation ("PBCC"), in turn a wholly owned subsidiary of Pitney Bowes Inc., is a Delaware corporation. The Company was incorporated in 1991 and was registered as a broker dealer with the Securities and Exchange Commission ("SEC"), the National Association of Securities Dealers, Inc. ("NASD") and the states of Connecticut and New York in July 1992, Vermont in June 1999 and Ohio in August 1999.

PB Funding is engaged as an intermediary primarily in the business of selling to third-party financial institutions and other investors, by transfer, assignment or participation, interests in leases, loans, notes, bonds and other financial products.

Note 2. – Summary of Significant Accounting Policies

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash equivalents
Cash equivalents include short-term, highly liquid investments with a maturity of three months or less from the date of acquisition.

Fee income
Fee income generated is recognized as the related transactions are completed.

Note 3. – Related Party Transactions

Operating Agreement
Pursuant to an operating agreement between PB Funding and PBCC, PB Funding provides broker dealer services to PBCC and PBCC provides administrative services to PB Funding. Effective January 1, 2000, the operating agreement was amended and restated to revise the determination of management fees to be paid by PB Funding to PBCC.

Management fees

All selling, general and administrative expenses relating to the operations of PB Funding are incurred by PBCC. Such costs include the salaries and related benefits of PBCC employees for work performed on behalf of PB Funding, professional fees, NASD registration and membership fees and other incidental costs and related profit from the completion of these transactions. PBCC in turn charges a management fee to PB Funding. Management fees charged by PBCC during 2003 and 2002 totaled $872,943 and $1,921,084, respectively.

Note 4. – Income Taxes

The results of operations of PB Funding are included in the consolidated Pitney Bowes Inc. Federal and state income tax returns. As such, income taxes are payable or refundable by Pitney Bowes Inc. or PBCC on behalf of PB Funding. Such amounts are paid by or refunded to PB Funding on a periodic basis. Income taxes, presented on a stand alone company basis, are accounted for in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes". There are no deferred tax assets or liabilities. The difference between the Company's effective income tax rate of 38 percent and the U.S. Federal statutory rate of 35 percent for the years ending 2003 and 2002 is due to state income taxes.

Note 5. – Net Capital Requirement

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. At December 31, 2003, the Company had net capital of $215,746, which was $200,451 in excess of the minimum required net capital of $15,295. The Company had aggregate indebtedness totaling $229,436 at December 31, 2003.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2003

The accompanying schedule is prepared in accordance with the requirements and general format of FOCUS Form X-17A-5.

The Company claims exemption from Rule 15c3-3 under section (k)(1). Because of this exemption, the Company has not included the schedule of "Computation for Determination of Reserve Requirements Under Rule 15c3-3" or the schedule of "Information for Possession or Control Requirements Under Rule 15c3-3."

PB FUNDING CORPORATION

(a wholly owned subsidiary of Pitney Bowes Credit Corporation)

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2003

Schedule I

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition	$ 215,746
2.	Deduct ownership equity not allowable for Net Capital	-
3.	Total ownership equity qualified for Net Capital	215,746
4.	Add:	
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	–
	B. Other (deductions) or allowable credits	–
5.	Total capital and allowable subordinated liabilities	215,746
6.	Deductions and/or charges:	
	A. Total nonallowable assets from Schedule of Nonallowable Assets	–
7.	Other additions and/or credits	–
8.	Net capital before haircuts on securities positions	215,746
9.	Haircuts on securities	–
10.	Net capital	$ 215,746

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

11.	Minimum net capital required (6-2/3% of line 19)	$ 15,295
12.	Minimum net capital requirement of reporting broker	5,000
13.	Net capital requirement (greater of line 11 or 12)	15,295
14.	Excess net capital (line 10 less line 13)	200,451
15.	Excess net capital at 1,000% (line 10 less 10% of line 19)	$ 192,802

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total aggregate indebtedness liabilities from Statement of Financial Condition	$ 229,436
17.	Additions	–
19.	Total aggregate indebtedness	$ 229,436
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ line 10)	106%
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	0%

PB FUNDING CORPORATION

(a wholly owned subsidiary of Pitney Bowes Credit Corporation)

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
PURSUANT TO RULE 15c3-1 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2003 **Schedule I (continued)**

SCHEDULE OF NONALLOWABLE ASSETS (LINE 6A)

Investment advisory fees receivable, net of related compensation payable	$	-
Fixed assets, net		-
Other assets, net		-
Total line 6A	$	-

PRICEWATERHOUSECOOPERS

Report of Independent Accountants on
Internal Accounting Control
Required by SEC Rule 17a-5

To the Stockholder and Board of Directors of
PB Funding Corporation

In planning and performing our audit of the financial statements and supplemental schedule of PB Funding Corporation (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and,
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

PRICEWATERHOUSECOOPERS

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

PRICEWATERHOUSECOOPERS

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2004